Exhibit 99.2

Consolidated Financial Statements
For the years ended December 31, 2014 and 2013

(Expressed in thousands of United States dollars,
except for per share and per ounce amounts)

Grant Thornton LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Rio Alto Mining Limited:

We have audited the accompanying consolidated financial statements of Rio Alto Mining Limited, which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated statements of net income and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2014 and December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We were not engaged to provide an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rio Alto Mining Limited as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years ended December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Vancouver, Canada
March 13, 2015	Chartered Accountants

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd

RIO ALTO MINING LIMITED
Consolidated Statements of Financial Position
As at December 31, 2014 and 2013
(Expressed in thousands of United States dollars)

	Note	December 31, 2014	December 31, 2013
Assets
Current
Cash and cash equivalents	8	$48,165	$27,077
Accounts receivable	9	2,687	30,197
Other financial assets	10	1,056	153
Inventory	11	31,480	36,584
Prepaid expenses		2,500	1,389
IGV receivable		16,833	23,996
Total Current Assets		102,721	119,396

Restricted cash	12	5,014	4,027
Plant and equipment, net	13	178,581	131,394
Mineral properties and development costs, net	14	497,995	99,301
IGV receivable		14,502	-
Deferred income tax asset	16	2,203	4,498
Total Assets		$801,016	$358,616

Liabilities
Current
Accounts payable and accrued liabilities	15	$49,037	$55,826
Taxes payable	16	3,811	3,200
Deferred revenue	17	-	8,040
Derivative liability	17	-	734
Warrant liability	18	5,787	-
Debt	19	35,000	3,446
Total Current Liabilities		93,635	71,246

Accounts payable and accrued liabilities	15	-	3,001
Asset retirement obligation	20	24,139	22,728
Deferred income tax liability	16	2,376	-
Total Liabilities		120,150	96,975

Equity
Share capital	21	502,347	141,115
Share option and warrant reserve	21	20,961	11,998
Accumulated other comprehensive income		3,734	4,522
Retained earnings		153,824	104,006
Total Equity		680,866	261,641
Total Liabilities and Equity		$801,016	$358,616

Subsequent events (Note 33)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“Alex Black”	Alex Black	“Ram Ramachandran”	Ram Ramachandran

RIO ALTO MINING LIMITED
Consolidated Statements of Net Income and Comprehensive Income
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share amounts)

	Note	2014	2013
Sales	22	$270,408	$285,122
Cost of sales	23	(128,515)	(140,195)
Amortization		(30,116)	(35,759)
Gross profit		111,777	109,168

General and administrative expenses	24	(7,895)	(6,968)
Exploration and evaluation expenses	25	(4,771)	(9,219)
Operating earnings		99,111	92,981

Accretion of asset retirement obligation	20	(1,591)	(1,547)
Captive insurance expenses		(316)	(187)
Interest expense		(868)	(188)
Gain on investment in Sulliden	10	7,222	-
Write-off of exploration property	13	-	(7,261)
Investment and other income (loss)	26	(1,396)	(5,132)
Income before income taxes		102,162	78,666

Current income tax expense	16	(47,673)	(44,711)
Deferred income tax expense	16	(4,671)	(3,197)
Net income		$49,818	$30,758

Other comprehensive income (loss), net of tax:
Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investment in available-for-sale securities	10	5,455	-
Reclassification adjustment for realized gain on available-for-sale securities recognized in net income	10	(6,243)	-
Comprehensive income		$49,030	$30,758

Basic earnings per share	27	$0.21	$0.17
Diluted earnings per share	27	$0.21	$0.17

Weighted average number of shares outstanding:
Basic	27	240,140,187	176,307,763
Diluted	27	241,373,838	177,942,524

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars)

	Note	2014	2013
Operating activities
Net income		$49,818	$30,758
Items not affecting cash from operations:
Amortization		30,145	35,793
Gain on investment in Sulliden shares	10	(7,222)	-
Unrealized loss on other financial assets	10	74	641
Write-off of exploration property	13	-	7,261
Deferred revenue	17	(8,040)	(2,262)
Unrealized gain on derivative liability	17	(734)	(1,310)
Loss on settlement of prepayment agreement	17	-	5,427
Unrealized loss on warrant liability	18	757	-
Accretion expense	20	1,591	1,547
Share-based compensation	21	1,754	2,313
Deferred income tax expense		4,671	3,197
Interest expense		868	188
Gain on sale of equipment and other		9	20
Changes in non-cash operating working capital	8	37,169	(5,094)
Net cash provided by operating activities		110,860	78,479

Financing activities
Drawdown of debt	19	35,000	-
Repayment of debt	19	(3,000)	-
Interest payment	19	(1,314)	-
Proceeds from exercise of options and warrants	21	2,729	988
Partial settlement of prepayment agreement	17	-	(10,057)
Net cash provided by (used in) financing activities		33,415	(9,069)

Investing activities
Investment in other financial assets	10	-	(199)
Restricted cash	12	(987)	(1,852)
Purchase of plant and equipment	13	(51,855)	(55,865)
Mineral property expenditures	14	(13,252)	(18,449)
Reclamation expenditures	20	(180)	(918)
Proceeds on sale of equipment		158	16
Investment in Sulliden, net of cash acquired	7	(47,864)	-
Changes in non-cash working capital	8	(9,207)	(3,679)
Net cash used in investing activities		(123,187)	(80,946)

Increase (decrease) in cash and cash equivalents		21,088	(11,536)
Cash and cash equivalents, beginning of year		27,077	38,613
Cash and cash equivalents, end of year		$48,165	$27,077

Taxes paid (Note 16)
Supplemental cash flow disclosures (Note 8)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
Consolidated Statements of Changes in Equity
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars)

		Share Capital			Accumulated
				Option	Other
		Common		and Warrant	Comprehensive	Retained
	Note	Shares	Amount	Reserve	Income	Earnings	Total
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$ 4,522	$ 73,248	$227,582
Issued on conversion of warrants	21	336,720	1,118	(418)	-	-	700
Issued on exercise of options	21	894,000	427	(139)	-	-	288
Share-based compensation	21	-	-	2,313	-	-	2,313
Net income		-	-	-	-	30,758	30,758
Balance, December 31, 2013		176,767,682	$141,115	$11,998	$ 4,522	$ 104,006	$261,641

Issued to acquire Sulliden Gold Corporation Ltd.:
Shares	7	153,406,390	356,629	-	-	-	356,629
Options	7	-	-	9,083	-	-	9,083
Issued on exercise of options	21	2,430,992	4,603	(1,874)	-	-	2,729
Share-based compensation	21	-	-	1,754	-	-	1,754
Other comprehensive income (loss)		-	-	-	(788)	-	(788)
Net income		-	-	-	-	49,818	49,818
Balance, December 31, 2014		332,605,064	$502,347	$20,961	$ 3,734	$ 153,824	$680,866

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project (“La Arena Project”) in Peru. The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

On August 5, 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Corporation Ltd. (“Sulliden”) on the basis of 0.525 of a Rio Alto common share per each Sulliden common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). The key asset acquired in the Transaction is the Shahuindo Gold Project in Peru which is owned by the now 100% owned subsidiary Shahuindo S.A.C. and is in the development phase.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The summary of accounting policies is presented in Note 5.

The consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the Company and its subsidiaries.

The Board of Directors approved these consolidated financial statements on March 13, 2015.

3.	SIGNIFICANT JUDGEMENTS

When preparing the financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, income and expenses. Actual financial results may not equal estimated results due to differences between anticipated and actual events.

Significant management judgement

The following are significant management judgements in applying the accounting policies of the Company that have the most significant effect on the financial statements.

a.	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the US dollar. Determination of functional currency requires judgement to determine the primary economic environment. The Company reconsiders the functional currency of its entities in light of new events or change in circumstances.

b.	Own Use Contracts

A commodity contract within the scope of IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) that is also a derivative is accounted for at fair value through profit and loss (FVTPL).

Contracts, such as the Gold Prepayment Agreement (“Prepayment”) (Note 17), that may be net cash settled under the contract; or when the non-financial item is readily convertible into cash are outside the scope of IAS 39

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

if they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity's expected purchase, sale or usage requirements and are not written option contracts. Contracts that are exempt from IAS 39 on these grounds are commonly referred to as "own use contracts" and are accounted for as executory contracts.

The Prepayment will be settled by delivering gold ounces in accordance with the Company’s normal sale and usage requirement; therefore, the Prepayment qualifies as an own use contract under which revenue is recognized as the notional ounces are delivered.

4.	ESTIMATION UNCERTAINTY

Estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period are based on management’s experience and expectations of future events. Such estimates and assumptions are continually evaluated and management believes such estimates and assumptions are reasonable under the circumstances. Actual results could differ from estimated amounts by a material amount.

Matters that require management to make estimates and assumptions include, but are not limited to, the following:

a.	Mineral reserves

The Company estimates its proven and probable mineral reserves on the basis of information compiled by appropriately qualified persons. The estimation of future cash flows expected to result from exploiting reserves includes assumptions about future foreign exchange rates, commodity prices, capital requirements, metal recovery and production costs. Changes in proven and probable mineral reserves estimates will impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization expense.

b.	Cost of sales and mineral inventory

In determining cost of sales management estimates the quantity of ore stacked on leach pads and metal content in process and the recoverable gold in this material to determine the average cost of goods sold during the period. Changes in these estimates can result in a change in costs of sales of future periods and the carrying amount of inventories.

Minerals inventory consists of mined ore, work-in-process and doré valued at the lower of average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to return gold or silver in readily saleable form. Net realizable value is the estimated receipt from sale of inventory in the normal course of business, less anticipated costs to be incurred prior to sale. The production cost of mineral inventories is determined on a weighted average basis and includes cost of raw materials, direct labour, contract mining charges, overhead and amortization.

Costs are removed from mineral inventory as ounces of doré are produced at the average cost per recoverable ounce of gold. Estimates of recoverable gold are calculated from measured quantities of ore placed on the leach pad, the grade of ore placed on the leach pad (based on assay analysis), testing of leach solutions and a recovery percentage (based on testing of solution and ongoing monitoring of the rate of gold recovery).

c.	Asset retirement obligation

Changes to the provision for reclamation and remediation are recorded with a corresponding change to the

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

carrying value of the related asset. If this increase in the asset results in the asset exceeding its recoverable amount, the excess is charged to expense.

The provision for reclamation and remediation is assessed on an annual basis or when new information or circumstances merit a re-assessment. Estimates and assumptions are made in determining the provision for reclamation and remediation, including estimates of the extent and costs of the activities, technological changes, regulatory changes, foreign exchange rates, inflation rates and discount rates. The provision for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

d.	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, the timing of reversals of temporary differences and the likelihood that tax positions taken will be accepted by tax authorities. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws. Where applicable, tax laws and regulations are unclear or subject to varying interpretations. It is possible that such changes to recorded tax amounts may be material. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

e.	Derivative liability

An option pricing model based on historic US dollar gold price volatility is used to estimate the fair value of the Company’s Gold Purchase Agreement described in Note 17. Differences in assumed volatility and actual volatility may significantly affect the fair value estimate. The company estimates the number of ounces that are available for purchase under the Gold Purchase Agreement. This estimate involves the exercise of significant judgment with respect to the interpretation of the Gold Purchase Agreement.

f.	Impairment of long-lived assets

Whenever there is a change in circumstances such as, a substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign taxes or exchange rates, reviews are undertaken to evaluate the carrying value of mineral properties and plant and equipment considering, among other factors: the carrying value of each type of asset; the economic feasibility of continued operations; the use, value or condition of assets when not in operation; and changes in circumstances that affect decisions to reinstall or dispose of assets. For assets in the development stage reviews are undertaken to evaluate the carrying value of mineral properties on an annual basis or when circumstances require.

Future cash flows used to assess whether carrying values are recoverable are estimated based on expected future production, commodity prices, foreign exchange rates, discount rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties, and it is possible that changes in circumstances or unanticipated events may occur that affect management’s estimate of the recoverability of assets. To the extent that the carrying amount of assets exceeds the recoverable amount, the excess is charged to expense.

Impairment of an asset exists if the expected recoverable amount from the use or disposal of the asset is less than its carrying amount. The determination of recoverable amount is based on fair value estimations.

Fair value is determined with reference to estimates of future discounted cash flow or to recent transactions involving dispositions of similar assets. Management believes that the estimates applied in impairment assessment are reasonable; however, such estimates are subject to significant uncertainties. Although management has made its best estimate of these factors based on current and expected conditions, it is possible that the underlying assumptions could change and impairment charges may be required. Such charges could be material.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

5.	SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared using the following significant accounting policies.

a.	Basis of consolidation

Subsidiaries are entities over which the Company directs the financial and operating policies of the entity and expects to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Name	Location	Ownership by the Company at December 31,
		2014	2013
Rio Alto S.A.C.(i)	Peru	100%	100%
La Arena S.A. (“La Arena”)(ii)	Peru	100%	100%
Empresa de Energia Yamobamba S.A.C.(iii)	Peru	100%	100%
Rio Alto Insurance Ltd.(iv)	Barbados	100%	100%
Mexican Silver Mines (Guernsey) Limited	Guernsey	100%	100%
Shahuindo Gold Limited (v)(vi)	Canada	100%	-
Minera Sulliden Peru S.A.(vi)	Peru	100%	-
Shahuindo S.A.C.(vi)	Peru	100%	-
Empresa de Transmisión de Cajabamba S.A.C(vi)(vii)	Peru	100%	-
Sulliden Capital S.A.(vi)	Panama	100%	-
Sulliden Minerals S.A.(vi)	Panama	100%	-

(i)	Administration company for Peruvian operations
(ii)	Owns and operates the La Arena Mine
(iii)	Owns sub-station to provide power to La Arena Mine
(iv)	An insurance company
(v)	Created to assume the assets and liabilities of Sulliden Gold Corporation Ltd. acquired in the Transaction
(vi)	These entities were acquired in the Transaction (Note 7)
(vii)	Company constructing an electrical sub-station for the Shahuindo Project

All inter-company transactions and balances are eliminated on consolidation.

b.	Functional and presentation currency

The consolidated financial statements are presented in US Dollars, which is also the functional currency of the Company.

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the US dollar. Determination of functional currency requires judgment to determine the primary economic environment. The Company reconsiders the functional currency of its entities in light of new events or change in circumstances.

c.	Foreign currency transactions and balances

Transactions in foreign currencies are translated into the functional currency using exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at a reporting date are translated into the functional currency at the exchange rate at that date. An exchange gain or loss arising on translation or settlement of a foreign currency-denominated monetary item is included in profit or loss.

Non-monetary items are not translated at year-end exchange rates. They are measured at historical cost (using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value is determined.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

d.	Revenue recognition

Revenue is derived from the sale of gold and silver and it is measured at the fair value of consideration received or receivable. Revenue is recognized when all of the following criteria are met:

  The significant risks and rewards of ownership have been transferred;

  Neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

  The amount of revenue can be measured reliably;

  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue related to ounces of gold delivered under both the Gold Prepayment Agreement and Purchase Agreement (Note 17) is measured based on the contractual terms of those agreements and it is recognized upon shipment of ounces.

Proceeds from the sale of metals produced prior to commercial production are capitalized as part of costs deferred during development.

e.	Earnings per share

Basic earnings per common share is calculated by dividing the earnings for the period by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding for the dilutive effect of options and warrants. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities when such conversion would have a dilutive effect on earnings. It is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant reporting period with such hypothetically purchased shares causing a corresponding reduction in the number of shares used in the computation of diluted earnings per share.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are readily convertible to known amounts of cash within 90 days.

g.	Consumable inventory

Consumable inventory includes consumable supplies and spare parts to be used in production. It is valued at the lower of weighted average cost or net realizable value. Replacement cost of supplies is generally used as the best estimate of net realizable value.

Any write-down of inventory is recognized as an expense in the period the write-down occurs.

h.	Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses, if any. Plant and equipment are amortized over the lesser of their estimated useful lives or the life of the related ore body. Repair and maintenance costs that do not enhance the service potential of an asset are expensed as incurred. Costs incurred to enhance the service potential of an asset are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gain or loss is reflected in earnings.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Amortization is recorded on the following basis:

Heap leach pad and ponds	Units of production (“UOP”)
Mobile and field equipment	25% per annum
Plant and equipment	Units of production
Other mine assets	10% - 20% per annum
Other assets	10% - 25% per annum
Leasehold improvements (other assets)	Term of the lease

Assets that will only be utilized at a certain phase of the mine (heap leach pad and ponds, plant and equipment specific to certain phases of a mine) are amortized over UOP based on proven and probable reserves. Assets that can be used at more than one phase of the mine are amortized over their useful lives.

Amortization incurred prior to commercial production is capitalized as part of mineral properties and development costs.

i.	Exploration and evaluation expenditures

Acquisition costs for exploration and evaluation stage properties are deferred if a future economic benefit is more likely than not to be realized.

Upon demonstrating technical feasibility and commercial viability, capitalized exploration and evaluation costs are transferred to development costs within mineral properties. Technical feasibility and commercial viability generally coincides with the establishment of mineral reserves but this determination may be affected by management’s assessment of other factors including legal, environmental, social and governmental factors.

Prospecting and initial exploration costs to define and delineate a mineral deposit that has no demonstrable reserves are expensed.

The carrying values of capitalized amounts are reviewed annually, or when there are indications of potential impairment.

j.	Mineral properties and development costs

Mineral properties are carried at cost less accumulated depletion and include:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisition transactions, including earn-in agreements;
(ii)	Expenditures incurred to develop mining properties;
(iii)	Economically recoverable exploration and evaluation expenditures;
(iv)	Borrowing costs incurred that are attributable to qualifying mining properties;
(v)	Certain costs incurred during production, net of proceeds from sales, prior to reaching commercial production; and
(vi)	Estimates of reclamation and closure costs.

The recorded amount of capitalized costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to bring projects into production.

Once a property reaches commercial production capital costs are amortized on units of production over the expected life of the property’s proven and probable reserves and costs of any additional work on that property are expensed as incurred, except for development programs that extend the life or enhance the value of a property, which are capitalized and depleted over the remaining life of the ore body.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

A mineral property is derecognized upon disposal or considered to be impaired when no or limited future economic benefits are expected to arise from continued use of the asset. Any gain or loss on derecognition or impairment of an asset, determined as the difference between the proceeds received or expected to be received and the carrying amount of the asset, are recognized in the determination of profit or loss.

k.	Asset retirement obligation

Asset retirement obligations encompass legal, statutory, contractual or constructive obligations associated with the retirement of a long-lived tangible asset that result from the acquisition, construction, development or normal operation of a long-lived asset. The retirement of a long-lived asset results from an other-than-temporary removal from service, including sale of the asset, abandonment or disposal in some other manner such as depletion of reserves.

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration, development and mine sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability and by an accretion expense in profit or loss. Changes resulting from revisions to the timing of restoration spending or the amount of the original estimate of undiscounted asset retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation resulting in a corresponding increase or decrease in the carrying value of the related asset.

l.	Stripping costs

The Company accounts for stripping costs in accordance with IFRIC 20 – Stripping Costs in the Production Phase of Surface Mine (“IFRIC 20”), which applies to the costs incurred to remove mine waste materials to gain access to mineral ore deposits during production. Stripping costs incurred during the development of a mine are capitalized within mineral properties. Stripping costs incurred subsequent to commencement of commercial production are variable production costs that are included in the cost of inventory produced during the period in which they are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping cost would be deferred. Future benefits arise when stripping activity increases the future output of the mine by providing access to an extension of an ore body or to a new ore body. Capitalized stripping costs are depleted based on the UOP method using proven and probable mineral reserves as the depletion base. The Company has no capitalized stripping costs.

m.	Impairment of non-financial assets

For the purposes of assessing impairment, the recoverable amount of an asset is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. Recoverable amounts are either value-in-use or fair value less cost of disposal. To determine an asset’s value-in-use, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. Future cash flows used in the determination of value in use are estimated based on expected future production commodity prices, operating costs, reclamation costs and capital costs. Fair value less cost of disposal is determined with reference to estimates of discounted future cash flows or to recent transactions involving dispositions of similar assets.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

An impairment loss for a cash-generating unit is allocated on a pro rata basis to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist or may have decreased. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. Where an impairment loss subsequently reverses, the carrying amount of the impaired asset or cash generating unit is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in prior periods.

n.	Provisions

Provisions are recognized when the Company has an obligation, either legal or constructive, as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation. Provided that a reliable estimate can be made of the amount of the obligation, a provision for a liability of uncertain timing is recorded.

Provisions are measured at the present value of the outflow of resources expected to be required to settle the obligation using a pre-tax rate that reflects the time value of money and the risk specific to the obligation. Any increase in a provision due to the passage of time is recognized as a financing expense. Any increase in a provision due to a change in estimate is expensed.

o.	Income taxes

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes, except where they relate to items that are recognized in other comprehensive income or directly within equity, in which case the related current and deferred tax is recognized in other comprehensive income or equity.

Current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period and is payable on taxable profit which differs from profit or loss in the financial statements. Current income tax liabilities or assets are obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unsettled at the reporting date.

Deferred taxes are calculated by applying the liability method to temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated at tax rates expected to apply during the anticipated periods of realization, provided that such rates are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized to reduce future taxable income. Deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Royalties and revenue-based taxes are accounted for as an income tax when they have the characteristics of an income tax. This is considered to be the case when such taxes are imposed under government authority and the amount payable is based on income - rather than being determined on the basis of production or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided for on the same basis as described for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current changes and included in cost of sales.

p.	Share-based payments

The Company accounts for share-based payments using a fair value based method (Black-Scholes Option Pricing Model) with respect to all share-based payments. For directors and employees, the fair value of options is measured at the date of grant. Share-based payments to non-employees, whereby the Company receives goods

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

or services as consideration for its equity instruments are, when determinable, recorded at the fair value of the goods or services received. If the fair value of the goods and services received are not determinable, then the fair value of the share based payment is used and is measured on the date services are received.

The fair value of options granted as share-based payments is charged to profit or loss over the vesting period with a corresponding credit to share option reserve within shareholders’ equity. For directors and employees the charge is recognized over the option vesting period based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. No adjustment is made to expenses recognized in prior periods when options vested. For non-employees the charge is recognized over the related service period. When stock options are exercised the corresponding amount credited to the share option reserve is transferred to share capital.

In the event stock options are forfeited the fair value of any vested and expired stock options remains in the share option reserve.

q.	Derivative instruments

Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as a gain or loss in the profit or loss.

r.	Non-derivative financial instruments

The Company classifies financial assets as fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments or as loans and receivable. The Company classifies financial liabilities as either at fair value through profit or loss or at amortized cost using the effective interest method. Financial assets and financial liabilities are recognized initially at fair value. Transaction costs, other than those related to financial instruments classified as financial assets and liabilities at fair value through profit or loss, are added to the fair value of the financial asset and financial liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities classified as fair value through profit or loss are re-measured at fair value at the end of each reporting period, with gains or losses recognized in profit and loss.

Financial assets classified as available for sale are re-measured at fair value at the end of each reporting period with gains or losses recognized in other comprehensive income until assets are derecognized or become impaired.

Financial assets classified as loans and receivables and held-to-maturity investments and financial liabilities that are not classified as fair value through profit or loss are subsequently measured at amortized cost using the effective interest method.

The Company assesses, at the end of each reporting period, whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reasonably estimated.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

6.	CHANGES IN ACCOUNTING POLICIES

a.	New pronouncements effective January 1, 2014

The Company has adopted the following new and revised standards effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”).

IFRIC 21 clarifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the government’s legislation. If this activity arises on a specific date within an accounting period then the entire obligation is recognized on that date.

The Company applied IFRIC 21 retrospectively in accordance with its transitional provisions, and it had no material effect on the consolidated financial statements for any period presented.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

These amendments clarify the application of certain offsetting criteria in IAS 32, including:

  the meaning of ‘currently has a legally enforceable right of set-off’

  that some gross settlement mechanisms may be considered equivalent to net settlement.

The amendments have been applied retrospectively in accordance with their transitional provisions. As the Company does not currently present any of its financial assets and financial liabilities on a net basis using the provisions of IAS 32, these amendments had no material effect on the consolidated financial statements for any period presented.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

These amendments clarify that an entity is required to disclose the recoverable amount of an asset (or cash generating unit) whenever an impairment loss has been recognized or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired assets is based on fair value less costs of disposal, including:

  additional information about fair value measurement including the applicable level of the fair value hierarchy, and a description of any valuation techniques used and key assumptions made the discount rates used if fair value less costs of disposal is measured using a present value technique.

The amendments have been applied retrospectively in accordance with their transitional provisions, and had no material effect on the consolidated financial statements for any period presented.

b.	Changes to standards that are not yet effective and have not been early adopted

The following accounting standards that are not yet effective have not been adopted early by the Company.

IFRS 9 – Financial Instruments (2014)

The IASB recently released IFRS 9 “Financial Instruments” (2014), representing the completion of its project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard introduces extensive

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new expected credit loss model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018.

The Company is evaluating the impact that IFRS 9 (2014) is expected to have on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 will be effective for reporting periods beginning on or after January 1, 2017.

The Company is evaluating the impact that IFRS 15 is expected to have on its consolidated financial statements.

Amendments to IFRS 11 – Joint Arrangements

These amendments provide guidance on the accounting for acquisitions of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combinations accounting in IFRS 3 “Business Combinations” and other IFRSs except where those principles conflict with IFRS 11. Acquisitions of interests in joint ventures are not impacted by this new guidance.

The amendments are effective for reporting periods beginning on or after January 1, 2016.

The Company is evaluating the impact that the Amendments to IFRS 11 is expected to have on its consolidated financial statements.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

7.	SHAHUINDO ACQUISITION

On August 5, 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Corporation Ltd. (“Sulliden”) in exchange for 0.525 shares (“exchange ratio”) of Rio Alto common stock for each outstanding common share of Sulliden, excluding the 26,966,292 common shares of Sulliden already held by Rio Alto as described in Note 10. The Transaction was accounted for as an acquisition of assets. The primary asset of Sulliden was the Shahuindo Gold Project in Peru.

In addition to the 151,694,886 shares of Rio Alto issued in exchange for the outstanding shares of Sulliden, 750,000 Deferred Share Units (“DSUs”) and 2,510,000 Restricted Share Units (“RSUs”) were settled by the issuance of 393,750 and 1,317,754 shares of Rio Alto, respectively. The acquisition purchase price reflects the opening market price of Rio Alto’s common shares on August 5, 2014, which was CAD $2.54/share.

Each Sulliden warrant or stock option which gave the holder the right to acquire shares in the common stock of Sulliden was exchanged for a warrant or stock option which gave the holder the right to acquire shares in the common stock of Rio Alto on the same basis as the exchange ratio of Sulliden common shares for Rio Alto common shares. These options and warrants have been included in the purchase price at their fair value based on the Black-Scholes pricing model using the following weighted average assumptions:

	Options	Warrants
Issued	10,995,756	9,910,112
Strike price	$2.42	$2.39
Risk-free interest rate	1.09%	1.06%
Expected option life (years)	2.0	0.7
Expected price volatility	56%	58%

On completion of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company called Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. Sulliden Mining was capitalized with CAD $25 million in cash from Rio Alto.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair values on the closing date. The purchase price allocation is a result of management’s best estimates and assumptions after taking into account all relevant information available. The purchase price has been determined and allocated as follows:

Purchase price including shares owned previously:
Fair value of shares issued	$352,650
Fair value of Sulliden shares owned previously	32,788
Fair value of shares issued to settle DSU and RSU	3,979
Fair value of stock options issued	9,083
Fair value of share purchase warrants issued	5,030
Cash	22,895
Transaction costs	6,414
Total purchase price	$432,839

Purchase price allocation:
Cash and cash equivalents	$8,776
Accounts receivable and prepaid expenses	2,950
IGV receivable	12,204
Plant and equipment	22,752
Mineral properties and deferred exploration costs	388,018
Accounts payable and accrued liabilities	(1,861)
Net assets acquired	$432,839

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	December 31, 2014	December 31, 2013
United States dollars	$42,282	$23,705
Canadian dollars (i)	2,538	248
Peruvian Nuevo Sol (ii)	3,345	3,124
	$48,165	$27,077

(i)	Canadian dollars of $2,944 was converted at a Canadian to US dollar exchange rate of 0.8620 (December 31, 2013 – $264 Canadian dollars converted to US dollar at 0.9402)
(ii)	Peruvian Nuevo Sol (“Sol”) of $9,985 was converted at a Sol to US dollar exchange rate of 0.3350 (December 31, 2013 – $8,732 Sol converted to US dollar at 0.3578).

Changes in non-cash working capital include the following:

Operating activities:	December 31, 2014	December 31, 2013
Accounts receivable	$28,140	$(1,348)
Inventory	4,787	(16,933)
Prepaid expenses	1,209	(76)
Peruvian VAT receivable (“IGV”)	4,877	49,227
Accounts payable and accrued liabilities	(2,455)	3,511
Net taxes payable	611	(39,475)
	$37,169	$(5,094)

Investing activities:	December 31, 2014	December 31, 2013
Peruvian VAT receivable (“IGV”)	$(11)	$(12,937)
Accounts payable and accrued liabilities	(9,196)	9,258
	$(9,207)	$(3,679)

a.	Non-cash transactions included in the statements of cash flow were:

i.	Included in non-cash change in inventory in the period ended December 31, 2014 was non-cash amortization of $(318) (December 31, 2013 - $2,757).

Refer to Note 16 for tax payments made during the years ended December 31, 2014 and 2013.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

9.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31, 2014	December 31, 2013
Trade receivables	$765	$29,571
GST/QST receivable	16	10
Peru capital tax receivable	1,339	340
Other receivables	567	276
	$2,687	$30,197

10.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Sulliden Gold Corporation Ltd. (“Sulliden”), Sulliden Mining Capital Inc. (“Sulliden Mining”), Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”). These investments may be sold in the near term and are accounted for at fair value. Other financial assets are classified as held-for-trading, except for the Sulliden Mining shares which are classified as available-for-sale.

		Sulliden	Santa
	Sulliden	Mining	Barbara	Duran	Duran
	shares	shares	shares	shares	warrants
	(a)	(b)	(c)	(d)	(d)	Total
December 31, 2012	$-	$-	$-	$478	$117	$595
Purchase, February 5, 2013	-	-	199	-	-	199
Change in value to profit (loss)	-	-	(140)	(385)	(116)	(641)

December 31, 2013	$-	$-	$59	$93	$1	$153

Purchase, May 29, 2014	27,331	-	-	-	-	27,331
Change in value to profit (loss)	-	-	(39)	(50)	15	(74)
Reclassification to profit (loss)	7,222	-	-	-	-	7,222
Reclassification to purchase price (Note 7)	(32,788)	-	-	-	-	(32,788)
Reclassification to Sulliden Mining on completion of the Transaction	(1,765)	1,765	-	-	-	-
Change in value to other comprehensive income (loss)	-	(788)	-	-	-	(788)

December 31, 2014	$-	977	$20	$43	$16	$1,056

a.	Sulliden

On May 29, 2014, Rio Alto purchased 26,966,292 common shares of Sulliden, representing 8.6% of Sulliden’s common shares outstanding, from Agnico Eagle Mines Limited for cash consideration of CAD $1.10 per common share for an aggregate purchase price of approximately $27.3 million. On August 5, 2014 Rio Alto purchased the remaining shares of Sulliden (Note 7). The Sulliden shares owned prior to August 5, 2014 were revalued on the date of the Transaction and the resulting gain of $7,222 was reclassified to profit.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Sulliden Mining

On completion of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company called Sulliden Mining Capital Inc. (“Sulliden Mining”) for each Sulliden common share held. As a result, Rio Alto received 2,696,629 shares of Sulliden Mining. On the date of the Transaction, the fair value of the Sulliden shares, net of the fair value of the Sulliden Mining shares received, formed part of the purchase price of the assets acquired in the Transaction (Note 7). Sulliden Mining was capitalized with CAD $25 million in cash from Rio Alto. Sulliden Mining holds a 100% interest in the East Sullivan Property in Val-d’Or, Quebec.

c.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CAD $0.08 per share, for total consideration of CAD $200.

d.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”).

A whole Series A Warrant may be converted into one common share upon payment of CAD $0.25 at any time until the date that is the earlier of (i) December 31, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CAD$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013. The 2,500,000 Series A Duran Ventures Warrants held by the Company expired unexercised on December 31, 2014.

A whole Series B Warrant may be converted into one common share upon payment of CAD $0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CAD$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Subject to the performance of certain conditions, Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.

In June 2013, Rio Alto decided to terminate the Ichuña option. In November 2014, Rio Alto decided to terminate the Minasnioc option.

11.	INVENTORY

	December 31, 2014	December 31, 2013
Work-in-progress	$17,076	$6,297
Ore on leach pad	5,205	15,484
Ore in stockpile	2,128	6,048
Total mineral inventory	24,409	27,829
Consumable inventory	7,071	8,755
	$31,480	$36,584

The change in inventory recognized into income in the year ended December 31, 2014 was $3,420 (December 31, 2013 – $(18,831)).

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

12.	RESTRICTED CASH

Restricted cash consists of funds on deposit amounting to $5,014 (December 31, 2013 - $4,002) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations (Note 20). The amount consists of three deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

13.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach		Mobile and
	Construction-in-	pad and	Land and	field	Plant and	Other mine	Other
Costs	Process	ponds	lease permits	equipment	equipment	assets	assets	Total
December 31, 2012	$7,290	$72,739	$19,183	$4,763	$21,199	$ 11,726	$976	$137,876
Additions and reclassifications	(361)	40,859	580	983	5,782	7,426	580	55,849
Write-off of exploration property	-	-	(7,261)	-	-	-	-	(7,261)
December 31, 2013	$6,929	$113,598	$12,502	$5,746	$26,981	$ 19,152	$1,556	$186,464
Additions and reclassifications	(1,795)	22,273	6,349	1,178	(1,149)	25,813	(814)	51,855
Acquired in the Transaction on August 5, 2014	10,088	-	11,020	312	-	992	340	22,752
Disposals	-	-	-	(311)	-	-	-	(311)
December 31, 2014	$15,222	$135,871	$29,871	$6,925	$25,832	$ 45,957	$1,082	$260,760

Accumulated amortization
December 31, 2012	$-	$(14,253)	$-	$(442)	$(5,889)	$ (525)	$(256)	$(21,365)
Amortization	-	(25,674)	-	(505)	(6,253)	(1,146)	(127)	(33,705)
December 31, 2013	$-	$(39,927)	$-	$(947)	$(12,142)	$ (1,671)	$(383)	$(55,070)
Amortization	-	(21,065)	-	(636)	(3,426)	(2,135)	(79)	(27,341)
Disposals	-	-	-	232	-	-	-	232
December 31, 2014	$-	$(60,992)	$-	$(1,351)	$(15,568)	$ (3,806)	$(462)	$(82,179)

Net book value
December 31, 2012	$7,290	$58,486	$19,183	$4,321	$15,310	$ 11,201	$720	$116,511
December 31, 2013	$6,929	$73,671	$12,502	$4,799	$14,839	$ 17,481	$1,173	$131,394
December 31, 2014	$15,222	$74,879	$29,871	$5,574	$10,264	$ 42,151	$620	$178,581

Other mine assets include the La Arena and Shahuindo camp offices and accommodation, with a carrying value of $21,182 at December 31, 2014 ($17,481 – December 31, 2013), and also the La Ramada power substation, property of Empresa de Energia Yamobamba SAC, which was commissioned in November 2014 and has a carrying value of $20,969 at December 31, 2014.

Land and lease permits consist of $18,116 for La Arena ($12,502 – December 31, 2013) and $11,755 for the Shahuindo Gold Project ($11,020 acquired in the Transaction).

Other assets consist of office equipment and leasehold improvements.

In the third quarter of 2013, the Company determined the carrying value of surface rights relating to an exploration project carried at $7,261 was impaired. The Company determined that the property was not viable as the gold mineralization at the property did not justify the cost of development.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

14.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena S.A. and consists of 43 mining concessions totaling approximately 43,167 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

The Shahuindo Gold Project is wholly-owned by Shahuindo S.A.C. and consists of 3 mining concessions totaling approximately 9,238 hectares located in the Cachachi District, Cajabamba Province, Cajamarca Region. The Company is starting construction on the Shahuindo project and expects to pour its first gold in 2016. An updated 43-101 is expected to be issued in the third-quarter of 2015.

Mineral properties and development costs consist of:

		La Arena		La Arena	Shahuindo
		Phase I		Phase II	Gold Project
		Accumulated
	Cost	amortization	Net	Cost	Cost	Total
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$-	$80,539
Development costs	-	-	-	18,449	-	18,449
Asset retirement obligation (Note 20)	5,178	-	5,178	-	-	5,178
Amortization	-	(4,865)	(4,865)	-	-	(4,865)
December 31, 2013	$22,126	$(11,641)	$10,485	$88,816	$-	$99,301
Development costs	3	-	3	5,277	7,972	13,252
Asset acquired in the Transaction (Note 7)	-	-	-	-	388,018	388,018
Amortization	-	(2,576)	(2,576)	-	-	(2,576)
December 31, 2014	$22,129	$(14,217)	$7,912	$94,093	$395,990	$497,995

15.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	December 31, 2014	December 31, 2013
Trade payables	$32,592	$40,204
Salaries payable	2,374	1,150
Bonus payable	2,148	251
Vacation payable	1,060	1,529
Workers’ profit share payable	8,501	10,612
National pension payable	1,819	453
Payroll tax payable	383	549
Other payables	160	1,078
Current accounts payable and accrued liabilities	49,037	55,826
Long-term bonus payable	-	3,001
Total accounts payable and accrued liabilities	$49,037	$58,827

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Substantially all of the trade payables relate to mining, development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee. None of the accounts payable and accrued liabilities are interest bearing.

16.	INCOME TAXES

Income taxes differ from the amount that would be determined in applying the combined federal and provincial statutory income tax rate of 26% in the year ended December 31, 2014 (December 31, 2013 – 25.75%) to income before income taxes. The difference results from the following:

	December 31, 2014	December 31, 2013
Income before taxes	$102,162	$78,666

Income tax provision using the statutory tax rates	26,562	20,464
Difference in foreign tax rates	10,034	7,236
Non-deductible items	691	3,647
Changes in losses not recognized and other items	4,836	6,117
Foreign exchange	8,593	6,532
Deferred income tax related to movements of impairment of deferred assets	1,628	3,912
Income tax expense	$52,344	$47,908

Taxes payable consist of the following:

	December 31, 2014	December 31, 2013
Special mining tax	$1,706	$478
Royalty	1,902	860
Income tax	203	1,862
	$3,811	$3,200

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of changes in the deferred tax asset. The Company has obtained legal and other independent advice in determination of its tax liability. There can be no assurance that the tax authority will concur with such determination and may assess the Company for additional taxes.

During the year ended December 31 2014, the following tax payments were made:

	Related to 2013	Related to 2014	Total
Special mining tax	$503	$2,500	$3,003
Royalty	$858	$2,504	$3,362
Income tax	$3,987	$28,260	$32,247
	$5,348	$33,264	$38,612

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company recognized a deferred tax asset (liability) comprised of:

	December 31, 2014	December 31, 2013
Deferred income tax asset	$2,203	$4,498
Deferred income tax (liability)	(2,376)	-
Deferred tax asset (liability), net	$(173)	$4,498

Composition of deferred tax asset (liability):	December 31, 2014	December 31, 2013
Inventory	$(1,380)	$(1,452)
Mineral properties and development costs	(15,744)	(4,012)
Plant and equipment	15,732	8,705
Other	1,219	1,257
Deferred tax asset (liability), net	$(173)	$4,498

The Company has unrecognized non-capital losses in Canada of $37,687 (December 31, 2013 - $27,660) that may be carried forward and expire between 2024 and 2034.

The Company has unrecognized non-capital losses in Peru of $11,922 (December 31, 2013 - nil) that may be carried forward and expire between 2015 and 2018.

The significant components of the Company’s deferred tax assets not recognized are as follows:

	December 31, 2014	December 31, 2013
Deferred tax assets not recognized:
Non-capital losses carried forward	$12,743	$7,261
Mineral properties	497	497
Share issue costs	780	603
Property, plant and equipment	2,323	2,579
Other	689	631
	$17,032	$11,571

17.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

In 2011, the Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue consists of:

	December 31, 2014	December 31, 2013
Opening balance	$8,040	$14,932
Cash settlement of deferred revenue	-	(4,630)
Deliveries to recognize deferred revenue	(8,040)	(2,262)
Ending balance	$-	$8,040

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Under the Prepayment, the Company was committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the accumulated monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less.

The Company had the option to prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In April 2013, the Company made a one-time cash payment of $10,057 to settle 7,882 notional ounces to be delivered under the Prepayment. The price per ounce embedded in the Prepayment was lower than the price of gold when the cash payment was made. As a result, only the price per ounce embedded in the Prepayment was recognized as a deferred revenue fulfillment. The cash payment of $10,057 reduced the deferred revenue balance by $4,630 while the $5,427 balance was recorded as a loss on the settlement of the Prepayment.

The remaining committed ounces were settled in July 2014.

b.	Derivative liability consists of:

	December 31, 2014	December 31, 2013
Opening balance	$734	$2,044
Change in fair market value of derivative liability	(734)	(1,310)
Ending balance	$-	$734

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits (the Calaorco pit and the Ethel pit) up to an estimated amount of 634,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

In the fourth quarter of 2014, the Company delivered the final estimated remaining ounces owing under the obligation. Subsequent to delivering the final estimated remaining ounces owing under the obligation, the Company was informed by the option holder that the option holder was in disagreement with the Company’s conclusion that the total obligation had been fulfilled. As more particularly described in the 2015 Technical Report, the gold mineral resources and mineral reserves of the body of gold oxide mineralization within the Calaorco pit described in the 2010 Report have increased, while the Ethel pit has been exhausted through mining. As a result of the increased gold mineral resources and mineral reserves, the contracting parties are working together to reach an agreed upon interpretation of the Gold Purchase Agreement. Management cannot, at this time, reasonably estimate the number of ounces, if any, that the Company will be obligated to deliver to the counterparty over and above the 634,000 ounces already delivered through October 2014. In the interim, Rio Alto has voluntarily re-commenced delivery of gold produced from the Calaorco pit to the counterparty with a view to reaching an agreement regarding the interpretation of the Gold Purchase Agreement.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

18.	WARRANT LIABILITY

The warrant liability consists of the following:

		Exercise Price
	Warrants	(CAD$/warrant)	Warrant liability
Balance assumed on completion of the Transaction, August 5, 2014 (Note 7)	9,910,112	$2.39	$5,030

Change in fair value during the period	-	-	757

Balance, December 31, 2014	9,910,112	$2.39	$5,787

On August 5, 2014, the Company issued 9,910,112 replacement warrants on completion of the Transaction. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted and changes in the fair value of the liability are reflected in profit or loss. The warrants expire on April 12, 2015.

19.	DEBT

The Company borrowed $3,000 in September 2011 bearing annual interest at 3-month LIBOR plus 6%. The debt matured in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. The $3,000 loan and accrued interest of $584 were repaid in full in July 2014.

In July 2014, the Company received funds of $35,000 from BCP Banco de Credito del Peru (“BCP”) as part of a $50,000 credit facility agreement signed on June 16, 2014. The loan has a one-year term and bears annual interest at 30-day LIBOR plus 2.60%. The funds will be used for working capital. As security for this loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba SAC and the rights of collection and future flows derived from the sale of concentrates of minerals or other products.

20.	ASSET RETIREMENT OBLIGATION

	December 31, 2014	December 31, 2013
Opening balance	$22,728	$16,921
Accretion expense	1,591	1,547
Reclamation spending	(180)	(918)
Adjustment due to timing of expenditures and change in discount rate	-	5,178
Ending balance	$24,139	$22,728

The Company’s original reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted at a rate of 10.25% resulted in an asset retirement obligation of $16,921 as at December 31, 2012.

A rate of 7.0% was used to discount estimated future costs at December 31, 2013. The decrease in the rate was due to a reassessment of the liability specific risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan, resulted in a net increase to the asset retirement obligation of $5,178 with a corresponding increase to “Phase I” Mineral Properties (Note 14). The asset retirement obligation is continuously reviewed and therefore figures are subject to change.

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Company posted a letter of credit, which at December 31, 2014 is in the amount of $5,014 as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. Cumulative to December 31, 2014, $1,522 has been spent on reclamation activities.

21.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 332,605,064 were issued and outstanding as at December 31, 2014 (December 31, 2013 – 176,767,682). The Company also has authorized an unlimited number of preferred shares of which none have been issued.
Upon completion of the Transaction described in Note 7, the Company issued 153,406,390 common shares. The Company also issued 2,430,992 common shares during the year ended December 31, 2014 upon the exercise of options as set out in note (b) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(CAD$/option)
Outstanding at December 31, 2012	7,896	$2.44
Exercised	(894)	0.34
Granted	950	2.12
Outstanding at December 31, 2013	7,952	2.64
Exercised	(2,431)	1.25
Expired or cancelled	(546)	3.08
Granted	1,700	2.91
Issued on completion of the Transaction (Note 7)	10,996	2.41
Outstanding at December 31, 2014	17,671	$2.70

Exercisable at December 31, 2013	5,974	$2.49
Exercisable at December 31, 2014	15,771	$2.68

Proceeds from the exercise of options were $2,729 during the year ended December 31, 2014 (December 31, 2013 - $288).

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock options outstanding and exercisable at December 31, 2014 were as follows:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price (CAD$/	remaining life	Options	price (CAD$/	remaining life
	(000’s)	option)	(months)	(000’s)	option)	(months)
$1.39 - $1.70	2,575	$1.51	17	2,575	$1.51	17
$1.80 - $2.39	3,852	$1.98	34	3,377	$1.96	32
$2.73 - $2.90	5,390	$2.89	31	4,115	$2.89	22
$3.08 - $3.75	5,133	$3.30	22	5,133	$3.30	22
$4.42 - $5.25	721	$5.12	29	571	$5.08	29
	17,671	$2.70	27	15,771	$2.68	24

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to estimate the fair value of options granted during the year ended December 31, 2014 were:

Number of options granted	1,700,000
Grant date	October 17, 2014
Exercise price	CAD $2.91
Expected life	60 months
Expected volatility	56.70%
Risk-free rate	1.42
Fair value per option	CAD $1.43

c.	Warrants

Proceeds from the conversion of warrants were $700 for the year ended December 31, 2013.

On August 5, 2014, the Company issued 9,910,112 replacement warrants on completion of the Transaction as described in Note 7. The replacement warrants expire on April 12, 2015. As at December 31, 2014, none of the replacement warrants have been exercised (Note 18).

22.	SALES

Sales consist of the following:

	For the year ended		For the year ended
	December 31, 2014		December 31, 2013
	$ Dollars	Ounces	$ Dollars	Ounces
Gold – cash sales	261,801	209,350	282,366	211,124
Gold – deferred revenue (note 17)	8,040	12,905	2,262	3,556
Silver – cash sales	567	30,038	494	21,748
	270,408		285,122

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

23.	COST OF SALES

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
Salaries	$19,940	$20,671
Material	43,988	54,831
Equipment	16,958	25,822
Mining services	25,832	29,529
Geology and other	9,759	18,956
Workers profit share	8,936	10,076
Total production costs	125,413	159,885
Change in inventory	3,102	(19,690)
	$128,515	$140,195

24.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
Salaries, bonuses and severance	$3,420	$2,493
Share-based compensation	1,754	2,313
Professional fees	1,051	726
Directors’ fees	534	452
Office and miscellaneous	530	378
Regulatory and transfer agent fees	304	209
Travel	170	220
Investor relations	103	143
Amortization	29	34
	$7,895	$6,968

25.	EXPLORATION AND EVALUATION EXPENSES

Exploration and evaluation expenses, by project, consist of the following:

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
La Arena drilling and evaluation	$4,771	$3,369
La Colorada	-	2,628
Colombian projects	-	(257)
Other Peruvian projects	-	3,479
	$4,771	$9,219

Other Peruvian projects include payments made under the Santa Barbara Resources Inc. and Duran Ventures

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Inc. agreements (Note 10).

26.	INVESTMENT AND OTHER INCOME (LOSS)

Investment and other income (loss) consists of the following:

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
Unrealized gain on derivative liability (Note 17)	$734	1,310
Loss on settlement of prepayment (Note 17)	-	(5,427)
Unrealized loss on warrant liability (Note 18)	(757)	-
Foreign exchange loss	(1,954)	(1,690)
Other income	581	675
	$(1,396)	$(5,132)

27.	EARNINGS PER SHARE

Both the basic and diluted earnings per share have been calculated using the net income attributable to common shareholders of the Company as the numerator. The reconciliation of the weighted average number of shares for the purposes of diluted earnings per share to the weighted average number of shares used in the calculation of basic earnings per share is included below.

Earnings per share, calculated on a basic and diluted basis, were as follows:

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
Earnings per share:
Basic	$0.21	$0.17
Diluted	$0.21	$0.17

Net income attributable to common shareholders	$49,818	$30,758

Weighted average number of shares outstanding – Basic	240,140,187	176,307,763
Dilutive securities:
Warrants	165,538	-
Options	1,068,113	1,634,761
Weighted average number of shares outstanding – Diluted	241,373,838	177,942,524

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

28.	CAPITAL MANAGEMENT

The capital of the Company consists of items included in equity and debt, less cash and cash equivalents.

	December 31, 2014	December 31, 2013
Equity	$680,866	$261,641
Debt	35,000	3,446
	715,866	265,087
Less Cash and cash equivalents	(48,165)	(27,077)
Capital	$667,701	$238,010

The Company has no externally imposed capital requirements. The objectives of the Company’s capital risk management program are to safeguard the Company’s ability to continue as a going concern, provide returns to shareholders, protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in equity and debt as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, the potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets, accounts payable and accrued liabilities, debt, derivative liability, and warrant liability.

  Cash and cash equivalents, restricted cash, and accounts receivable are classified as loans and receivables and are measured at amortized cost.

  Accounts payable and accrued liabilities, and debt are classified as other financial liabilities.

  Other financial assets are classified as fair value through profit or loss, except for the Sulliden Mining shares which are classified as available-for-sale.

  The derivative liability and warrant liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in grouped into three Levels of a hierarchy based on the observability of significant inputs used in making the measurements, as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date;

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The following table shows the Levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

As at December 31, 2014	Note	Level 1	Level 2	Level 3	Total
Other financial assets:
Shares of Sulliden Mining	10	$977	$-	$-	$977
Shares of Santa Barbara	10	20	-	-	20
Shares of Duran	10	43	-	-	43
Warrants of Duran	10	-	-	16	16
Other financial assets		1,040	-	16	1,056

Debt	19	35,000	-	-	35,000
Warrant liability	18	-	-	5,787	5,787
Total financial liabilities		35,000	-	5,787	40,787
Net fair value		$(33,960)	$-	$(5,771)	$(39,731)

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements.

During the year ended December 31, 2014, the Company generated operating cash flows from continuing operations of $110,860 (December 31, 2013 – $78,479). At December 31, 2014, the Company held cash and cash equivalents of $48,165 (December 31, 2013 – $27,077) and working capital of $9,086 (December 31, 2013 – $48,150), which the Company defines as current assets less current liabilities. The Company held no money market investments with terms greater than 90 days at December 31, 2014 and 2013.

In July, 2014, the Company received funds of $35,000, as part of a $50,000 credit facility agreement as discussed in Note 19.

For the periods beyond 2014, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansion and growth.

Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and accounts receivable. The Company limits its exposure to credit risk by maintaining its cash and cash equivalents, and restricted cash with high-credit quality financial institutions, selling to reputable customers and insuring shipments with reputable underwriters. Management considers the credit risk to the Company to be minimal.

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2014	December 31, 2013
Cash and cash equivalents	$48,165	$27,077
Restricted cash	5,014	4,027
Accounts receivable	2,687	30,197
	$55,866	$61,301

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities are denominated in United States, Canadian dollars and Peruvian Sol as set out in the following table:

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

As at December 31, 2014	United States Dollar	Canadian Dollar	Peruvian Sol	Total
Financial assets

Cash and cash equivalents	$42,282	$2,538	$3,345	$48,165
Restricted cash	5,014	-	-	5,014
Accounts receivable	1,894	16	777	2,687
	$49,190	$2,554	$4,122	$55,866
Financial liabilities
Accounts payable and accrued liabilities	2,156	664	46,217	49,037
Debt	35,000	-	-	35,000
Net financial assets (liabilities)	$12,034	$1,890	$(42,095)	$(28,171)

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Sol exchange rate. As of December 31, 2014, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $189. A 10 per cent depreciation of the US dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Sol relative to the US dollar would have decreased net financial assets by approximately $4,210 and a 10 per cent depreciation of the Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations.

The Company borrowed $3,000 in September 2011 bearing annual interest at 3-month LIBOR plus 6%. The $3,000 loan and accrued interest of $584 were repaid in full in July 2014.

In July 2014, the Company received funds of $35,000 from BCP Banco de Credito del Peru (“BCP”). The loan has a one-year term and bears annual interest at 30-day LIBOR plus 2.60%. The funds will be used for working capital.

As of December 31, 2014, a 1% change in the interest rate would not have changed the value of the debt as all accrued interest had been paid. Other interest rate risk arising from the Company’s operations are not considered material.

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this during the year ended December 31, 2014. During the year ended December 31, 2014, the Company completed the commitments under the Purchase Agreement (Note 17).

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price.

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

30.	RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel. Transactions with related parties were incurred in the normal course of operations. Amounts owing to or from related parties are non interest bearing, unsecured and due on demand.

a.	Related party balances

The following are the related party balances as at December 31, 2014 and 2013:

Included in accounts payable and accrued liabilities as at December 31, 2014 is $1,950 owing to key management personnel (December 31, 2013 - $3,118).

b.	Transactions with key management personnel

Key management are those people having the authority and responsibility for planning, directing and controlling the activities of the Company and include the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and board of directors.

Remuneration for key management is as follows:

	For the year ended	For the year ended
	December 31, 2014	December 31, 2013
Salaries and severance	$1,454	$1,238
Benefits	276	14
Bonus	2,969	1,338
Directors fees	567	486
Share-based payments	1,204	992
	$6,470	$4,068

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

31.	SEGMENTED REPORTING

The Company has three operating segments in three geographic areas: mining, acquisition and development of mineral properties in Peru, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at December 31, 2014
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$497,995	$-	$497,995
Plant and equipment, net	39	178,542	-	178,581
Other assets	2,803	117,425	4,212	124,440

Total assets	$2,842	$793,962	$4,212	$801,016

Accounts payable and accrued liabilities	$2,757	$46,217	$63	$49,037
Taxes payable	-	3,811	-	3,811
Warrant liability	5,787	-	-	5,787
Derivative liability	-	-	-	-
Debt	-	35,000	-	35,000
Asset retirement obligation	-	24,139	-	24,139
Deferred income tax liability	-	2,376	-	2,376

Total liabilities	$8,544	$111,543	$63	$120,150

			As at December 31, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$99,301	$-	$99,301
Plant and equipment, net	68	131,326	-	131,394
Other assets	312	118,327	9,282	127,921

Total assets	$380	$348,954	$9,282	$358,616

Accounts payable and accrued liabilities	$3,582	$55,167	$78	$58,827
Taxes payable	-	3,200	-	3,200
Deferred revenue	8,040	-	-	8,040
Derivative liability	734	-	-	734
Debt	3,446	-	-	3,446
Asset retirement obligation	-	22,728	-	22,728

Total liabilities	$15,802	$81,095	$78	$96,975

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			For the year ended December 31, 2014
	Corporate	Mine Operations	Insurance	Total
Sales	$-	$270,408	$-	$270,408
Cost of sales	-	(128,515)	-	(128,515)
Amortization	-	(30,116)	-	(30,116)
General and administrative expenses	(7,895)	-	-	(7,895)
Exploration and evaluation expense	-	(4,771)	-	(4,771)
Accretion of asset retirement obligation	-	(1,591)	-	(1,591)
Captive insurance expenses	-	-	(316)	(316)
Interest expense	(204)	(664)	-	(868)
Gain on investment in Sulliden	7,222	-	-	7,222
Investment and other income (loss)	(126)	(1,270)	-	(1,396)
Provision for income taxes	-	(52,344)	-	(52,344)

Net income (loss)	$(1,003)	$51,137	$(316)	$49,818

			For the year ended December 31, 2013
	Corporate	Mine Operations	Insurance	Total
Sales	$-	$285,122	$-	$285,122
Cost of sales	-	(140,195)	-	(140,195)
Amortization	-	(35,759)	-	(35,759)
General and administrative expenses	(6,968)	-	-	(6,968)
Exploration and evaluation expense	(392)	(8,827)	-	(9,219)
Accretion of asset retirement obligation	-	(1,547)	-	(1,547)
Captive insurance expenses	-	-	(187)	(187)
Interest expense	-	(188)	-	(188)
Gain on Investment in Sulliden	-	-	-	-
Write-off of exploration property	-	(7,261)		(7,261)
Investment and other income (loss)	(4,311)	(821)	-	(5,132)
Provision for income taxes	-	(47,908)	-	(47,908)

Net income (loss)	$(11,671)	$42,616	$(187)	$30,758

32.	COMMITMENTS

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments. The table below summarizes the maturity profile of the Company’s commitments, based on contractual undiscounted payments. No other material contractual commitments exist at December 31, 2014 and 2013.

	December 31, 2014				December 31, 2013
	Within 1 year	2 to 5 years	Over 5 years	Total	Total
Office leases	$389	$533	$-	$922	$675
Vehicle leases	41	31		72
	$430	$564	$-	$994	$675

RIO ALTO MINING LIMITED
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

33.	SUBSEQUENT EVENTS

a.	Subsequent to December 31, 2014, the Company received $1,013 pursuant to the exercise of 708,875 stock options.

b.	Subsequent to December 31, 2014, the Company received $2,105 pursuant to the exercise of 1,050,000 warrants.

c.

On January 29, 2015, the Company completed the sale-leaseback of the La Ramada power substation, property of Empresa de Energia Yamobamba SAC, for proceeds of US $20 million with a corresponding increase in the Company’s debt in the form of a capital lease.

d.

On February 9, 2015, the Company and Tahoe Resources Inc. announced that they have entered into a definitive agreement ("the Arrangement Agreement") to combine their respective businesses (the "Rio-Tahoe Transaction") and create a new, leading intermediate precious metals producer with several value-enhancing growth opportunities.

Under the terms of the Arrangement Agreement, all of the Rio Alto issued and outstanding common shares will be exchanged on the basis of 0.227 of a Tahoe common share and C$0.001 in cash per Rio Alto share ("Exchange Ratio"). Upon completion of the Rio-Tahoe Transaction, existing Tahoe and Rio Alto shareholders will own approximately 65 percent and 35 percent of the combined company, respectively.

Based on the closing price of Tahoe’s common shares on the Toronto Stock Exchange (TSX) of C$17.64 on February 6, 2015, the offer implies consideration of C$4.00 per Rio Alto share which represents a premium of 22.1 percent to the closing price of Rio Alto shares of C$3.28 on the TSX on February 6, 2015 and a premium of 20.3 percent based on the volume weighted average prices of each respective company on the TSX for the 20-day period ending on February 6, 2015.

The Arrangement Agreement includes customary deal-protection provisions including non-solicitation provisions, a right to match competing offers and a C$57.6 million termination fee payable to Tahoe under certain circumstances.

Full details of the Rio-Tahoe Transaction have been included in Rio Alto’s Notice of Special Meeting and Management Proxy and Information Circular filed on March 5, 2015. The Special Meeting of Rio Alto’s shareholders will be held on March 30, 2015.